Exhibit 99.1

Brookfield Reinsurance and AEL Announce Expected Closing Date for Brookfield Reinsurance’s Acquisition of AEL

WEST DES MOINES, Iowa -- (BUSINESS WIRE) -- Apr. 30, 2024 -- Brookfield Reinsurance (NYSE, TSX: BNRE) and American Equity Investment Life Holding Company (NYSE: AEL) (“AEL”) today announced that the previously announced acquisition of AEL by Brookfield Reinsurance is expected to close following the close of market on May 2, 2024.

About AEL

At American Equity Investment Life Holding Company, our policyholders work with over 40,000 independent agents and advisors affiliated with independent market organizations (IMOs), banks and broker-dealers through our wholly-owned operating subsidiaries. Advisors and agents choose one of our leading annuity products best suited for their clients' personal needs to create financial dignity in retirement. To deliver on its promises to policyholders, American Equity has re-framed its investment focus — building a stronger emphasis on insurance liability driven asset allocation and specializing in alternate, private asset management while partnering with world renowned, public fixed income asset managers. American Equity is headquartered in West Des Moines, Iowa with additional offices in Charlotte, NC and New York, NY and Miami, FL. For more information, please visit www.american-equity.com.

About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE, TSX: BNRE, BNRE.A) operates a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. Each class A exchangeable limited voting share and class A-1 exchangeable non-voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at http://bnre.brookfield.com.

Cautionary Notice Regarding Forward-Looking Statements

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements, and related oral statements AEL, BNRE or Brookfield Asset Management Ltd. (NYSE, TSX: BAM) may make, are subject to risks and uncertainties, many of which are beyond AEL’s, BNRE’s or BAM’s control, that could cause actual results to differ materially from those projected, anticipated or implied. For example, (1) conditions to the closing of the transaction may not be satisfied, (2) the timing of completion of the transaction is uncertain, (3) the business of AEL, BNRE or BAM may suffer as a result of uncertainty surrounding the transaction, (4) events, changes or other circumstances could occur that could give rise to the termination of the merger agreement, (5) there are risks related to disruption of management’s attention from the ongoing business operations of AEL, BNRE or BAM due to the transaction, (6) the pendency of the transaction could affect the relationships of AEL, BNRE or BAM with its clients, operating results and business generally, including on each of AEL’s, BNRE’s and BAM’s ability to retain employees, (7) the pendency or consummation of the transaction may have negative effects on the market price of AEL’s common stock or BAM’s class A limited voting shares and/or AEL’s, BNRE’s or BAM’s operating results, (8) the outcome of any legal proceedings initiated against AEL, BNRE or BAM during the pendency of the transaction could adversely affect AEL, BNRE or BAM, including their ability to consummate the transaction, (9) the failure to realize the expected benefit of the Merger and significant transaction costs and/or unknown or inestimable liabilities, (10) the risk that AEL’s business will not be integrated successfully or that integration may be more difficult, time consuming or costly than expected and (11) AEL, BNRE or BAM may be adversely affected by other economic, business, and/or competitive factors as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere, including the risk factors included in AEL’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, BNRE’s and BAM’s Annual Reports on Form 20-F and other documents of AEL, BNRE or BAM on file with, or furnished to, the SEC. Any forward-looking statements made in this communication are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AEL, BNRE or BAM will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AEL, BNRE or BAM or their business or operations. None of AEL, BNRE or BAM undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by federal securities laws. All subsequent written or oral forward-looking statements attributable to AEL, BNRE or BAM and/or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph. References to additional information about AEL, BNRE and BAM have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.